

July 9, 2012

<u>Via E-mail</u>
Mr. Phillip A. Reinsch
Chief Financial Officer
Capstead Mortgage Corporation
8401 North Central Expressway, Suite 800
Dallas, TX 75225

      Re: Capstead Mortgage Corporation
               Form 10-K
               Filed February 24, 2012
               File No. 001-08896

Dear Mr. Reinsch:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Cicely LaMothe

               Cicely LaMothe
               Senior Assistant Chief Accountant